Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).  Depending on the financial circumstances of the director in question at a point in time, a portion, or all, of the share options vested may be sold.

Name of director:	Megan Pydigadu
Transaction date:	7 November 2016
Class of securities:	Ordinary shares
Number of securities:	750 000
Price per security:	R2.46
Total value:	R1 845 000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

10 November 2016

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